Filed by Falcon Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sharecare, Inc.

Commission File No. 001-39535

Date: June 1, 2021

On June 1, 2021, Sharecare, Inc. (“Sharecare”), Falcon Capital Acquisition Corp.’s business combination target, issued a press release entitled “Sharecare Provides Update on First Quarter 2021 Financial Results and Operational Highlights.” The press release announces Sharecare’s financial results for the quarter ended March 31, 2021. A copy of the press release is set forth below.

Sharecare provides update on first quarter 2021 financial results and operational highlights

Reaffirms FY 2021 revenue guidance of $408 million, representing 23% year-over-year growth

ATLANTA – June 1, 2021 – Sharecare, the digital health company that helps people manage all their health in one place, today reported financial results for the quarter ended March 31, 2021.

“Our first quarter was in line with our expectations, and we are confident in our ability to deliver on our full year goals,” said Jeff Arnold, founder, chairman, and chief executive officer of Sharecare. “We have built and continue to invest in our virtual care platform which is uniquely comprehensive and serves a highly diversified ecosystem of clients. Our innovation, growth, and profitability, in addition to the strength across all aspects of our business in the first quarter of 2021, serves as a testament to our position as a market leader in digital health platforms and solutions.”

First Quarter 2021 Financial Results

All comparisons, unless otherwise noted, are to the three months ended March 31, 2020.

●	Revenue of $89.6 million compared to $81.9 million, an increase of 9%

●	Adjusted EBITDA of $6.5 million compared to $3.3 million, representing an increase of 96%

●	Net loss of $32.0 million compared to $11.6 million

o	Includes non-cash expenses of $23.1 million for one-time share-based compensation associated with the doc.ai acquisition and the change in the fair value of warrant liabilities and other contingent consideration

First Quarter 2021 Operational Highlights

●	Added new employer, government, provider, and life sciences customers

●	Expanded into the Medicare Advantage market with CarePlus Health Plans, Inc.

●	Accelerated adoption of various digital therapeutics marketplace offerings

●	Successfully launched new health security products into the market

●	Announced a strategic partnership with and investment from Wellstar Health System to collaborate on innovations in personalized care delivery and patient-provider connectivity, leveraging the Sharecare platform

●	Closed doc.ai acquisition and began integrating artificial intelligence (AI) services into the Sharecare platform to help healthcare organizations create personalized pathways to better health outcomes

●	$50 million investment from second largest health plan in U.S. to co-develop next generation multi-payor advocacy solution as an extension to the Sharecare digital platform, which was funded in early April

Mr. Arnold continued, “We demonstrated measurable scale and delivered growth across the diverse revenue streams within our business this quarter while adding new AI capabilities and closing a strategic investment from the country’s second largest insurer, positioning Sharecare for new and expanded customer growth in multi-payor advocacy. We not only were the industry’s first platform-driven solution, but also believe we are the leader in integrated capabilities and remain acutely focused on driving continued innovation to deliver on our clients’ needs. This is evidenced by our momentum in continuing to add new clients as well as the accelerating uptake of our digital therapeutic marketplace offerings.”

Financial Outlook

“Our first quarter represents a strong start to the year and puts us in a great position to deliver on our projected 2021 revenue and adjusted EBITDA – and momentum has continued into the second quarter,” said Justin Ferrero, chief financial officer of Sharecare. “Our financial performance across all of our channels, including new customers and a ramp in our new business lines of health security and digital therapeutics, coupled with the predictability of our business, gives us confidence in our ability to deliver on our growth and profitability objectives as we head into 2022.”

Second Quarter 2021 Financial Guidance

For the three months ended June 30, 2021, the Company expects:

●	Revenue in the range of $96.5 million to $98.5 million representing greater than 22% growth over Q2 2020 and 8% growth over Q1 2021

●	Adjusted EBITDA of approximately $6.5 million, which reflects the impact of continued investment in sales and innovation

FY 2021 Financial Guidance

For the twelve months ended December 31, 2021, the Company reiterates its previously provided outlook and continues to expect:

●	Revenue of approximately $408 million

●	Adjusted EBITDA of approximately $31 million

As previously announced on February 12, 2021, Sharecare has entered into a definitive merger agreement with Falcon Capital Acquisition Corp. (NASDAQ: FCAC), a special purpose acquisition company. Upon the closing of that transaction, which is expected in early July 2021, subject to receipt of Falcon stockholder approval and the satisfaction of other customary closing conditions, the new company will become Sharecare, Inc. and be listed on NASDAQ under the ticker symbol SHCR.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with U.S. GAAP, we believe Adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. We use Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measure, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison.

The calculation and reconciliation of historic Adjusted EBITDA to net income (loss), the most directly comparable financial measures stated in accordance with GAAP, is provided below and in the accompanying financial tables. Investors are encouraged to review the reconciliation and not to rely on any single financial measure to evaluate our business. We have not reconciled Adjusted EBITDA guidance to net income (loss) because we do not provide guidance for net income (loss) or for items that we do not consider indicative of our on-going performance, including, but not limited to, the impact of significant non-recurring items, as certain of these items are out of our control and/or cannot be reasonably predicted. Accordingly, a reconciliation of the Adjusted EBITDA guidance to the corresponding U.S. GAAP measure is not available without unreasonable effort.

Adjusted EBITDA

We calculate Adjusted EBITDA as net income (loss) adjusted to exclude (i) depreciation and amortization, (ii) interest income, (iii) interest expense, (iv) other expense (non-operating), (v) gain/loss from equity method investment, (vi) income tax (benefit) expense, (vii) share-based compensation, (viii) severance, (ix) warrant value for revenue contracts (x) common stock issues for services and (xi) transaction and closing costs. We do not view the items excluded as representative of our ongoing operations.

About Sharecare

Sharecare is the leading digital health company that helps people – no matter where they are in their health journey – unify and manage all their health in one place. Our comprehensive and data-driven virtual health platform is designed to help people, providers, employers, health plans, government organizations, and communities optimize individual and population-wide well-being by driving positive behavior change. Driven by our philosophy that we are all together better, at Sharecare, we are committed to supporting each individual through the lens of their personal health and making high-quality care more accessible and affordable for everyone. To learn more, visit www.sharecare.com.

About Falcon Capital Acquisition Corp.

FCAC is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. FCAC’s management team is led by Alan G. Mnuchin, the founder and chief executive officer of Ariliam Group. FCAC has formed an investment partnership with Eagle Equity Partners, which is a founding investor in FCAC’s sponsor. For more information about FCAC, please visit www.falconequityinvestors.com.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination, FCAC has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, and certain other related documents, to be used at the meeting of FCAC stockholders to approve the proposed business combination. Investors and security holders of FCAC are urged to read the proxy statement/prospectus, any amendments thereto and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about Sharecare, FCAC and the proposed business combination.

The definitive proxy statement/prospectus will be mailed to stockholders of FCAC as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about the business combination and the parties to the business combination once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, NY 10065, Attention: Saif Rahman, Chief Financial Officer.

Participants in the Solicitation

FCAC and its directors and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies from FCAC’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FCAC is contained in the final prospectus for FCAC’s initial public offering, which was filed with the SEC on September 23, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, NY 10065, Attention: Saif Rahman, Chief Financial Officer. Additional information regarding the interests of such participants will be set forth in the proxy statement/prospectus for the proposed business combination when available. Each of Sharecare and its directors, executive officers and other members of its management and employees, under SEC rules, may also be deemed to be participants in the solicitation of proxies from the stockholders of FCAC in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities of Sharecare or in respect of the proposed business combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

Important Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “outlook,” “target,” “reflect,” “on track,” “forsees,” “future,” “may,” “deliver,” “will,” “shall,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms, other comparable terminology (although not all forward-looking statements contain these words), or by discussions of strategy, plans, or intentions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain.

Forward-looking statements in this press release include, but are not limited to, our ability to realize the benefits of recent and future acquisitions, partnerships or other relationships with third parties or customers, our ability to successfully complete the transactions contemplated by the definitive merger agreement with FCAC, our ability to list on NASDAQ and the statements under the caption “Financial Outlook.”  We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the realization of anticipated benefits from recent and future acquisitions, partnerships or other relationships with third parties, including FCAC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Media Contacts: Sharecare Jen Martin Hall SVP, Corporate Communications jen@sharecare.com ICR Westwicke Sean Leous Sean.leous@westwicke.com +1646-866-4012	Investor Contacts: ICR Westwicke Bob East / Jordan Kohnstam SharecareIR@westwicke.com

SHARECARE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except share and per share amounts)

	Three Months Ended March 31,
	2021	2020
Revenue	$89,609	$81,928
Costs and operating expenses:
Costs of revenue (exclusive of depreciation and amortization below)	44,394	43,690
Sales and marketing	11,510	9,525
Product and technology	20,454	11,066
General and administrative	19,554	15,396
Depreciation and amortization	6,683	6,602
Total costs and operating expenses	102,595	86,279
Loss from operations	(12,986)	(4,351)
Other income (expense):
Interest income	8	37
Interest expense	(7,010)	(7,854)
Other expense	(11,878)	(16)
Total other expense	(18,880)	(7,833)
Loss before income tax expense and loss from equity method investment	(31,866)	(12,184)
Income tax (expense) benefit	(85)	583
Net loss	(31,951)	(11,601)
Net (loss) income attributable to non-controlling interest in subsidiaries	(106)	32
Net loss attributable to Sharecare, Inc.	$(31,845)	$(11,633)

Net loss per share attributable to common stockholders, basic and diluted	$(14.23)	$(6.00)
Weighted-average common shares outstanding, basic and diluted	2,237,650	2,098,242

SHARECARE, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and per share amounts)

	As of March 31, 2021	As of December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$30,487	$22,603
Accounts receivable, net (net of allowance for doubtful accounts of $6,027 and $5,707 respectively)	87,629	70,540
Other receivables	2,534	3,152
Prepaid expenses	7,952	3,876
Other current assets	1,976	1,521
Total current assets	130,578	101,692
Property and equipment, net	3,887	4,073
Other long term assets	9,783	6,226
Intangible assets, net	115,885	78,247
Goodwill	154,972	75,736
Total assets	$415,105	$265,974

Liabilities, Redeemable Non-Controlling Interest, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$26,462	$19,346
Accrued expenses and other current liabilities	66,423	41,058
Deferred revenue	29,273	9,907
Contract liabilities, current	4,172	4,045
Debt, current	842	1,011
Total current liabilities	127,172	75,367
Contract liabilities, noncurrent	5,122	6,261
Warrant liabilities	9,734	4,963
Long-term debt	199,113	173,769
Other long-term liabilities	21,940	15,070
Total liabilities	363,081	275,430

Commitments and contingencies
Redeemable non-controlling interest	4,000	4,000
Redeemable convertible preferred stock, $0.001 par value; 1,763,656 shares authorized; 896,533 shares issued and outstanding, aggregate liquidation preference of $194,213 as of March 31, 2021 and December 31, 2020, respectively	190,875	190,875

Stockholders’ deficit:
Common stock, $0.01 par value; 5,955,000 and 5,955,000 shares authorized; 2,298,027 and 2,150,217 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	2	2
Additional paid-in capital	280,670	186,279
Accumulated other comprehensive loss	(1,511)	(702)
Accumulated deficit	(423,958)	(392,113)
Total Sharecare stockholders’ deficit	(144,797)	(206,534)
Non-controlling interest in subsidiaries	1,946	2,203
Total stockholders’ deficit	(142,851)	(204,331)
Total liabilities, redeemable non-controlling interest, redeemable convertible preferred stock and stockholders’ deficit	$415,105	$265,974

SHARECARE, INC.

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2021	2020
Net loss	$(31,951)	$(11,601)
Add:
Depreciation and amortization	6,683	6,602
Interest income	(8)	(37)
Interest expense	7,010	7,854
Other expense	11,878	16
Income tax (benefit) expense	85	(583)
Share-based compensation	12,026	647
Severance	65	213
Warrants issued with revenue contracts(a)	40	130
Transaction and closing costs	701	89
Adjusted EBITDA(b)	$6,529	$3,330

(a)	Represents the non-cash value of warrants issued to clients for meeting specific revenue thresholds.
(b)	Includes non-cash amortization associated with contract liabilities recorded in connection with acquired businesses.